UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.  )*

Blue Ridge Bankshares, Inc.
(Name of Issuer)

Common Stock, no par value
(Title of Class of Securities)

095825105
(CUSIP Number)

December 31, 2019
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-l(b)

☐ Rule 13d-l(c)

☒ Rule 13d-l(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

 CUSIP No. 095825105

1.	Names of Reporting Persons

Richard T. Spurzem

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
☐ (a)
☐ (b)

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned to Each Reporting Person With:	5.	Sole Voting Power	717,717
	6.	Shared Vorting Power	0
	7.	Shared Voting Power	717,717
	8.	Shared Depositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 717,717

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 16.51%(1)

12.	Type of Reporting Person (See Instructions)
IN

(1) Calculation based on 4,346,866 shares of common stock of the issuer outstanding pursuant to the issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission.

CUSIP No. 095825105

1.	Names of Reporting Persons

Sandbox, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
☐ (a)
☐ (b)

3.	SEC Use Only

4.	Citizenship or Place of Organization Virginia

Number of Shares Beneficially Owned to Each Reporting Person With:	5.	Sole Voting Power	4.892
	6.	Shared Voting Power	0
	7.	Shared Voting Power	4,892
	8.	Shared Depositive Power	0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,892

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)

11.	Percent of Class Represented by Amount in Row (9) 0.11%(1)

12.	Type of Reporting Person (See Instructions)
OO

(1) Calculation based on 4,346,866 shares of common stock of the issuer outstanding pursuant to the issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission.

CUSIP No. 095825105

Item 1.

	(a)	Name of Issuer

Blue Ridge Bankshares, Inc.

	(b)	Address of Issuer's Principal Executive Offices

17 West Main Street
Luray, Virginia 22835

Item 2.

	(a)	Name of Person Filing

Richard T. Spurzem
Sandbox, LLC

	(b)	Address of Principal Business Office or, if none, Residence

810 Catalpa Court
Charlottesville, Virginia

	(c)	Citizenship

Richard T. Spurzem is a citizen of the United States of America. Sandbox, LLC is organized under the laws of the Commonwealth of Virginia.

	(d)	Title of Class of Securities

Common Stock, no par value

	(e)	CUSIP Number

095825105

Item 3.	If this statement is filed pursuant to §§240.13d-l(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not applicable.

Item 4.	Ownership.

Richard T. Spurzem directly owns 712,825 shares of the issuer’s common stock, representing 16.40% of the total number of shares of the issuer’s common stock outstanding.  As the sole manager of Sandbox, LLC, Richard T. Spurzem is deemed to beneficially own 4,892 shares of the issuer’s common stock, representing 0.11% of the total number of shares of the issuer’s common stock outstanding.

CUSIP No. 095825105

The ownership percentages set forth above are based on 4,346,866 shares of common stock of the issuer outstanding pursuant to the issuer’s most recent Form 10-Q filed with the Securities and Exchange Commission.

Item 5.	Ownership of Five Percent or Less of a Class

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable.

Item 8.	Identification and Classification of Members of the Group

Not applicable.

Item 9.	Notice of Dissolution of Group

Not applicable.

Item 10.	Certification
Not applicable.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of February 13, 2020.

RICHARD T. SPURZEM

/s/ Richard T. Spurzem
Richard T. Spurzem

SANDBOX, LLC

/s/ Richard T. Spurzem

Name:	Richard T. Spurzem
Title:	Manager

 CUSIP No. 095825105

Exhibit
Number	Title

1	Joint Filing Agreement dated February 13, 2020 among the Reporting Persons (filed herewith).